Calfee, Halter & Griswold LLP
Attorneys At Law

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email: sjupin@calfee.com

September 27, 2004

Via Federal Express

Michelle M. Anderson, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Hickok Incorporated (the "Company")
Schedule 13E-3 filed on August 11, 2004
File No. 5-16179

Dear Ms. Anderson:

This letter is in response to your comments on the above-referenced filing which were issued in your letter dated September 7, 2004. We are also submitting herewith a proposed Supplement (the "Supplement") to the Offer to Purchase for Cash dated August 11, 2004 (the "Offer Memorandum") to be filed as an amendment to the Schedule 13E-3. In addition, a copy of the Supplement and a copy of a statement from the Company containing certain acknowledgements is enclosed. The Company is also filing this letter and the enclosures via the EDGAR system as correspondence.

For your convenience, below we have repeated your comments in italics, followed by our supplemental response or proposed disclosure.

General

1.  We note from exhibit (a)(2)(i) that you have mailed the Offer to Purchase to holders of 99 or less Class A common shares of Hickok stock. Please advise us how you intend to comply with Rule 13e-3(f)(1)(i)(B), which calls for the dissemination of the information required by Rule 13e-3(e) to "each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction," and not just to those who hold 99 or fewer shares.

Page 2 September 27, 2004

We respectfully submit that the Offer Memorandum was mailed to all shareholders of record of the Company's Class A common stock and distributed to brokers and other investment institutions. The cover letter filed as exhibit (a)(2)(i) was merely a separate note to the holders of 99 or fewer shares who could actually participate in the offer.

Offer to Purchase
2.  Given your disclosure elsewhere in the offer document that you will pay for the tendered shares promptly after the expiration of the offer, revise the first page to clarify the circumstances in which you would have fewer that 300 shareholders of record during the offer.

Please see the last paragraph of the section entitled "TERMINATION OF REGISTRATION" on page four of the Supplement regarding the circumstances in which the Company would have fewer than 300 shareholders of record during the offer.

Special Factors
3.  Include a discussion of the background of the going private transaction that describes all meetings, negotiations, contacts, etc., among significant shareholders, board members, executive officers and other members of management pursuant to Item 1005(b) and (c) of Regulation M-A. This discussion should provide the reader with more of a sense of how the board reached its determination to conduct the going private transaction on the terms as proposed in the offer document. Please revise to address the following examples, which is not intended to be an exhaustive list:
      indicate when the board began to consider its alternatives, including a sale of the company;
      disclose who first proposed the possibility of going private and when this occurred;
      address how the board arrived at the $10 per share offer price; and
      disclose how and when two major shareholders expressed their opposition to a sale of the company and the reasons they provided for their position, if any.

Please see the discussion in the section entitled "BACKGROUND OF THE BOARD'S DETERMININATION TO PURSUE THIS OFFER" beginning on page four of the Supplement.

4.  Where appropriate, clarify that there is no guarantee that the company will be able to terminate its Exchange Act registration following the tender offer and to discuss the effects if the termination of registration is not possible. Discuss whether the board considered that possibility in deciding to recommend the tender offer.

Page 3 September 27, 2004

Please see the last paragraph of the section entitled "TERMINATION OF REGISTRATION" on page four of the Supplement regarding the possibility that the Company will not be able to terminate its Exchange Act registration following the offer.

Purpose of the Offer
5.  We note your estimate that the company will enjoy annual savings of $160,000 per year as a result of no longer being a public company. Provide a quantified breakdown of the expected cost savings, to the extent possible. Also, quantify the amount of time management devotes to tasks associated with public reporting.

Please see the first paragraph and the table on page four of the Supplement in the section entitled "TERMINATION OF REGISTRATION" regarding estimated savings.

Our Reasons for Pursuing the Offer
6.  Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, such as the company's limited liquidity and small market capitalization, revise to indicate why the company is undertaking the going private transaction at this time as opposed to other times in its operating history and since the Sarbanes-Oxley Act was enacted nearly two years ago. Refer to Item 1013(c) of Regulation M-A.

Please see the fifth paragraph on page five of the Supplement in the section entitled "TIMING OF THIS OFFER" regarding the timing of the transaction.

7.  Disclose whether the board considered any ways to reduce expenses other than taking the company private. If so, why were the alternatives deemed inferior to engaging in a going private transaction? See Item 1013(b) of Regulation M-A.

Please see the last paragraph beginning on page five of the Supplement in the section entitled "TIMING OF THIS OFFER" regarding alternative transactions.

8.  We note your disclosure that the company would have had to incur debt to finance a buyout of all publicly held shares. Please discuss the estimated difference in funds that would have been required by the alternative transactions from those that will be required to conduct the tender offer.

Please see the first full paragraph on page six of the Supplement in the section entitled "ALTERNATIVES TO THIS OFFER" regarding alternative transactions.

Page 4 September 27, 2004

9.  Disclose the basis for the board's belief that a reverse stock split would be unlikely to receive the necessary two-thirds majority vote.

Please see the second full paragraph on page six of the Supplement in the section entitled "ALTERNATIVES TO THIS OFFER" regarding alternative transactions.

Our Position as to the Fairness of the Offer to Unaffiliated Shareholders
10.  All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise the discussion of the board's fairness determination to address the factors listed in Instruction 2(iii)-(v) to Item 1014 of Regulation M-A. If it did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. If the board relied upon the analysis of another with respect to any of the factors, such as Loveman-Curtiss, then it must expressly adopt the conclusion and analyses of the other. In addition, revise to quantify the company's net book value, liquidation value, and going concern value, if known.

Please see the second and third full paragraphs on page seven of Supplement in the section entitled "FAIRNESS OF THIS OFFER" regarding consideration of the factors you discuss above. In particular, these paragraphs discuss book, going concern and liquidation values, the factors set forth in Instruction 2(iii)-(v) to Item 1014 of Regulation M-A, .

11.  Discuss how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c), (d) and (e) of Regulation M-A.

Please see the last paragraph on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER" regarding the procedural safeguards you discuss above.

12.  Expand the bullet points to describe in more detail what the board evaluated concerning the company's results of operations, prospects for the business, repurchases of the common shares and historical and recent trading prices, clarifying how each factor contributed to its fairness determination. Furthermore, quantify the specific repurchases and trading prices considered.

Please see the first three paragraphs of the section entitled "FAIRNESS OF THIS OFFER" beginning on page six of the Supplement regarding results of operations, business prospects and share prices.

Page 5 September 27, 2004

13.  Please expand your summary of Loveman-Curtiss' appraisal and fairness opinion to include all of the information required by Item 1015(b) of Regulation M-A. For example, your summary should include, among other things, the following:
      a more complete summary of Loveman-Curtiss' findings and recommendations. In this regard, please revise to include a more detailed summary of the income approach to valuation, including any multiples, ranges, means/medians and quantified values that it calculated for the analysis and any assumptions that it made;
      a detailed explanation of how Loveman-Curtiss determined that the consideration is fair to those shareholders who will retain their equity investment in the company;
      a statement indicating whether or not Loveman-Curtiss recommended the amount of consideration to be paid in the going private transaction; and
      the estimated aggregate compensation Loveman-Curtiss received in connection with the appraisal and fairness opinion.

Please see the third full paragraph on page seven and the first and third full paragraphs on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER" regarding consideration of the factors you discuss above. Also, please note that Loveman-Curtiss did not make a specific statement in either the appraisal or the fairness opinion that the consideration is fair to those shareholders who retain their equity investment in the Company. In addition, please note that the appraisal was included as an exhibit to the Schedule 13E-3 and is available on both the Securities and Exchange Commission website and the Company's website.

14.  Revise your document to disclose the financial forecasts that the board furnished to Loveman-Curtiss and the projections developed by the advisor. Disclose and quantify the material assumptions underlying the forecasted information. Also, revise to summarize the contents of the company's 2004 Strategic Plan that the board provided to the advisor as referenced in the appraisal filed as exhibit (b)(1).

Please see the third full paragraph and bullet points on page seven and the fourth full paragraph on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER". In addition, we respectfully submit that because the appraisal was included as an exhibit to the Schedule 13E-3 and is available on both the Securities and Exchange Commission website and the Company's website, further discussion of Loveman-Curtiss' projections in the Supplement is not necessary.

15.  Disclose the discount rate that Loveman-Curtiss used to determine the company's discounted cash flow and explain how it arrived at such rate. Also revise to quantify the cost savings that the advisor assumed for purposes of its valuation.

Page 6 September 27, 2004

Please see the second full paragraph on page eight of the Supplement in the section entitled "FAIRNESS OF THIS OFFER". In addition, please note that the appraisal was included as an exhibit to the Schedule 13E-3 and is available on both the Securities and Exchange Commission website and the Company's website.

Terms of the Offer
Conditions of the Offer
16.  Despite your reference to "conditions of the offer" under "Rejection; Determination of Validity," it does not appear that you have disclosed any conditions of the offer in this section. Revise to disclose the material conditions to the completion of the offer so that security holders can objectively verify whether any events have occurred that would cause you to terminate the offer; i.e., material adverse changes to the company's financial condition. Alternatively, clearly state that you will unconditionally accept all tendered shares.

Please see the discussion beginning on page eleven of the Supplement entitled "CONDITIONS TO THIS OFFER".

Expiration and Extension of the Offer
17.  On a supplemental basis, please confirm your understanding that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

The Company confirms that it understands that it is generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Please also be advised the Company currently anticipates extending the offer and expects to issue a press release regarding an extension this week. If the offer is extended, the Company will also amend the Supplement accordingly to provide for the extension.

Rejection: Determination of Validity
18.  Refer to your statement reserving the right to "waive any of the conditions of the offer with respect to any particular shares or any particular shareholder." In the event you waive a condition, you must waive it for all shareholders eligible to participate in the offer in accordance with Rules 13e-4(h)(5)(i) and 13e-4(f)(8)(i). Please revise accordingly.

Page 7 September 27, 2004

Please see the section entitled "WAIVER OF CONDITIONS" on page twelve of the Supplement.

No Dissenters' or Appraisal Rights
19.  We note your statement that shareholders are not entitled to appraisal rights under applicable state law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Please see the section entitled "NO DISSENTERS' OR APPRAISAL RIGHTS" on page twelve of the Supplement.

Purchase and Payment
20.  We note your reference to a possible delay in making payment for shares purchased in the offer. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay paying for shares and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in payment will be consistent with Rule 14c-1(c).

Please see the last paragraph of the section entitled "CONDITIONS TO THIS OFFER" on page twelve of the Supplement. In addition, the Company confirms that any delay in payment will be consistent with Rule 14c-1(c).

Summary Consolidated Financial Information
21.  Revise to include the pro forma data for the summarized financial information in accordance with Item 1010(c)(6) of regulation M-A or advise us why pro forma information reflecting the effect of the offer is not material to shareholders who are not eligible or do not elect to participate in the offer.

We respectfully submit that the effect of the offer is not material to shareholders that are not eligible or who do not elect to participate in the offer. The estimated maximum purchase price for tendered shares of approximately $100,000 plus fees and expenses associated with the offer estimated to be approximately $85,000, result in an estimated total transaction cost of approximately $185,000. The impact of this transaction is a reduction of cash and shareholders equity in an equal amount. The Company's cash balance at June 30, 2004 was approximately $3,500,000. The annual future cost savings related to public company compliance anticipated to be realized in the event the tender offer is successful are estimated to be approximately

Page 8 September 27, 2004

$160,000. Accordingly, the Company believes that the aggregate potential effect of the offer is not material.

Beneficial Ownership of Directors and Executive Officers and 10% or Greater Shareholders
22.  As a separate line item, disclose the total security ownership by officers and directors as a group pursuant to Item 403(b) of Regulation S-K. In addition, revise the table to disclose each individual's estimated share ownership assuming maximum participation in the offer.

Please see the section beginning on page nine of the Supplement entitled "BENEFICIAL OWNERSHIP".

Where You Can Find Additional Information
23.  Revise the list of filings to incorporate by reference the company's Form 10-QSB for the quarter ended June 30, 2004.

Please see the second full paragraph on page thirteen of the Supplement in the section entitled "WHERE YOU CAN FIND ADDITIONAL INFORMATION".

We respectfully request that the staff respond as promptly as practicable as to whether this response and the Supplement are sufficient. Please contact the undersigned at (216) 622-8315 or Ed Moore at (216) 622-8217 if you have any questions.

Very truly yours, /s/ Seth M. Jupin Seth M. Jupin

Enclosures

c: (w/o enc.):	Mr. Robert Bauman Mr. Greg Zoloty Edward W. Moore, Esq.